Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Breeze Holdings Acquisition Corp. (the “Company”) on Form S-1 of our report dated July 16, 2020, except for Note 6 as to which the date is October 26, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Breeze Holdings Acquisition Corp. as of June 30, 2020 and for the period from June 11, 2020 (inception) through June 30, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

October 26, 2020